SAF-T VEST TRACTION

Recognition

- BETA.MN 2023 Spring Cohort
- Launch Minnesota grant winner 2022
- MassChallenge 2021 Finalist
- America's Most Fundable Companies Semifinalist, 2020
- Minnesota Cup 2019 Semifinalist

Progress

- First gen working prototype
- U.S. Patent No. 10,897,938 B2
- Elite roster of advisors
- $70k+ investments or pledges
- 200+ interested customers and long-term care organizations

Research and Engineering Partners

UIC University of Illinois Chicago

School of Engineering | University of St.Thomas

CAZTEK

Iron Range Engineering

kablooé design

SAF-T VEST